833 EAST MICHIGAN STREET ● SUITE 1800 MILWAUKEE, WISCONSIN 53202 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

August 20, 2018

VIA EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington D.C. 20549

RE:

Heartland Group, Inc. (Registration Nos. 33-11371, 811-4982)

Preliminary Proxy Statement

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments received from you on August 15, 2018 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Heartland Group, Inc. (the “Registrant”) on August 7, 2018 with respect to the proposed liquidation of the Heartland International Value Fund (the “Fund”), a series of the Registrant.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein have the same meaning as in the Proxy Statement.

Comment 1.  We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff (the “Staff”).

Response:  Noted.

Comment 2.  We note that the Proxy Statement is incomplete, with blanks or brackets where certain required information should be disclosed.  Please supplementally advise the Staff how you will comply with Rule 14A-3(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (which states that a solicitation may not be made until all persons solicited have been furnished with a publicly-filed preliminary or definitive proxy statement containing the information specified in Schedule 14A).

Response:  Registrant confirms that all blank and bracketed information will be completed and included in the definitive proxy statement to be furnished to shareholders, as required by Rule 14A-3(a) under the 1934 Act.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Comment 3.  Please confirm supplementally that the Fund will stay current on and in compliance with all of its filing obligations under the federal securities laws.  Additionally, please confirm supplementally that, once the liquidation is consummated, the Fund’s series and class identifiers will be designated as “inactive” on EDGAR.

Response:  Registrant confirms that the Fund will stay current on and in compliance with all of its filing obligations under the federal securities laws and, following the consummation of the liquidation, the Fund’s series and class identifiers will be designated as “inactive” on EDGAR.

Comment 4.  Please confirm supplementally that the Fund will use all reasonable efforts to locate all Fund shareholders to ensure they have the opportunity to weigh in with respect to the proposed liquidation of the Fund.

Response:  Registrant confirms that the Fund will use all reasonable efforts to locate all shareholders of record to ensure they have the opportunity to vote on the proposal.

Comment 5.  Please confirm supplementally that the liquidation costs include any receivables that the Fund believes will not be collected.

Response:   Registrant notes that, with respect to any receivables that the Fund believes will not be collected, such receivables will be written off in accordance with normal operating procedures and borne by the Fund.  Such receivables are estimated to be immaterial in amount.

Comment 6.  Please advise the Staff supplementally whether FASB Accounting Standards Codification Topic 450 and FAS No. 5 will be used in the accounting for the liquidation.

Response:  Registrant confirms that FASB Accounting Standards Codification Topic 450 and FAS No. 5 will be used in the accounting for the liquidation.

Comment 7.  Please confirm supplementally that the Registrant has other series that will remain active following the liquidation of the Fund.

Response:  Registrant confirms that the Registrant has other series that will remain active following the liquidation of the Fund.

Comment 8.  Please confirm supplementally that a liquidating trust has not been created, and is not being contemplated, in connection with the liquidation of the Fund.

Response:  Registrant confirms that a liquidating trust has not been created, and is not being contemplated, in connection with the liquidation of the Fund.

Comment 9.  The paragraph following the bullet points in the letter to shareholders states that “…it is in the best interest of the Fund’s shareholders to liquidate the Fund.”  Please revise this language to state that “it is in the best interest of the Fund and the Fund’s shareholders to liquidate the Fund,” and make conforming changes throughout the Proxy Statement.

Response:  The requested changes have been made.

Comment 10.  Page ii of the Q&A includes a question and answer regarding who will pay for the proxy solicitation and related expenses of liquidating the Fund.  The Staff believes this covers two separate topics, the cost of solicitation and the cost of the liquidation.  Accordingly, please break this into two separate Q&As covering each of these topics.

Response:  Because no solicitation costs will be incurred, the Q&A has been revised accordingly.

Comment 11: The first page of the Proxy Statement indicates that Broadridge Financial Solutions, Inc. (“Broadridge”) has been retained to assist in the distribution of proxies.  Per Item 4 of Schedule 14A, please include the cost or anticipated cost of using Broadridge as a paid solicitor, and the material features of the contract or arrangement with Broadridge.

Response:  Registrant notes that Broadridge has not been retained as a paid solicitor, but rather to provide proxy tabulation, printing and mailing services.  Accordingly, Registrant respectfully declines to include the requested disclosure.

Comment 12.  Page 5 of the Proxy Statement includes the following language:

“The Board further considered that the Advisor had agreed to pay all of the costs in carrying out the Plan to the extent the costs are not part of the Fund’s customary fees and operating expenses.  The Board noted that the Advisor has been waiving advisory fees and/or reimbursing expenses under the Fund’s operating expense limitation agreement since the Fund was organized.”

Similar language appears elsewhere in the Proxy Statement, including on page 4 under the heading “Summary of the Plan – Expenses of the Liquidation of the Fund.”  Please clarify this language throughout the Proxy Statement, as it appears to include a carve-out that is not fully explained.  Additionally, please clarify whether the Advisor will be recouping any of the previously waived fees and, if so, include the dollar amount that will be recouped.

Response: Please note that the second sentence cited above about the operating expense limitation agreement is a separate factor that the Board considered unrelated to the expenses of the liquidation.  The disclosure has been clarified to reflect that the Advisor has been providing financial support to the Fund in the form of waivers of fees and expense reimbursements under the operating expense limitation agreement, and the Advisor does not intend to recoup any such fees or expenses.   With respect to the language about the Fund’s customary fees and operating expenses not being included in the liquidation expenses, the disclosure has been revised to clarify that the Fund will continue to pay its ordinary operating fees and expenses through the Effective Time, and these are not considered liquidation expenses.

Comment 13.  In both the Q&A section and body of the Proxy Statement, please include an estimate of the liquidation costs.

Response:  As stated in the Proxy Statement, the costs of the liquidation will be paid by the Advisor.  Because these are expenses of the Advisor, and not the Fund, Registrant believes they are not relevant to the Proxy Statement.  Accordingly, Registrant respectfully declines to include an estimation of the liquidation costs.

Comment 14.  The first page of the Proxy Statement states that “Officers, directors and employees of the Company and the Advisor may also solicit shareholder proxies…without special compensation.”  Please clarify the meaning of “special compensation” in light of the fact that the Advisor is paying for all costs of the solicitation and liquidation.

Response:  The officers, directors, and employees of the Company and the Advisor will not receive any compensation relating to the solicitation of shareholder proxies.  Please note that the phrase “and the Advisor” refers to officers, directors and employees of the Advisor, not the Advisor itself.   Registrant has revised the disclosure to state that “Officers and directors of the Company, and officers, directors and employees of the Advisor, may also solicit shareholder proxies…for which services they will not receive any additional compensation.”

Comment 15.  Page 2 of the Proxy Statement, under the heading “Liquidation of the Fund Pursuant to the Plan – Overview,” states that the Fund “was previously closed to purchases and incoming exchanges on July 18, 2018….”  Please clarify the meaning of “incoming exchanges” and confirm that the Fund will continue to honor the redemption component of exchanges for existing shareholders after July 18, 2018.  Please confirm supplementally that the Fund is in compliance with Section 22(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to redemptions.

Response:  The term “incoming exchange” refers to an exchange made into the Fund (i.e., an exchange of shares of another Heartland Fund for shares of the Fund, which is considered a purchase of Fund shares).  However, as noted elsewhere in the Proxy Statement, exchanges out of the Fund (i.e., exchanges of shares of the Fund for the same class of shares of any of the other Heartland Funds), as well as redemptions of Fund shares, are allowed at any time prior to the Effective Time.  Accordingly, Registrant confirms that the Fund is in compliance with Section 22(e) of the 1940 Act with respect to redemptions.

Comment 16.  Page 2 of the Proxy Statement, under the heading “Liquidation of the Fund Pursuant to the Plan – Overview,” states that the Fund will “…discharge or make reasonable provision for the payment of the Fund’s liabilities.”  Please confirm supplementally that the discharge/payment of liabilities will only be made at the Fund level (i.e., that the Fund, rather than the Registrant, is making the payment).

Response:  Registrant confirms that the discharge/payment of liabilities will only be made at the Fund level (i.e., that the Fund, rather than the Registrant, is making the payment).

Comment 17.  Page 2 of the Proxy Statement, under the heading “Liquidation of the Fund Pursuant to the Plan – Overview,” states “Upon the mailing of the final liquidating distribution, all outstanding shares of the Fund will be redeemed and canceled and the Fund will be terminated as a series of the Company.”  Further, page 3 of the Proxy Statement, under the heading “Summary of the Plan – Liquidating Distributions,” states that “…the Fund will as soon as is reasonable and practicable after the Effective Time…” transmit liquidating distributions, and that the Advisor “will use commercially reasonable efforts to ensure that such assets are distributed….”  Please note that Section 22(e) of the 1940 Act requires a fund to make payment on a redeemed security within seven days after the tender of the security to the fund.  Please revise the relevant disclosure throughout the Proxy Statement to clarify that the Fund will comply with Section 22(e) with respect to the liquidating distribution(s).

Response:  Registrant has revised the disclosure throughout the Proxy Statement to clarify that the liquidating distributions will be mailed within seven days of the Effective Time, in accordance with Section 22(e) of the 1940 Act.

Comment 18.  Page 3 of the Proxy Statement, under the heading “Summary of the Plan – Closing of the Fund,” states that the Fund was closed to purchases and incoming exchanges on July 18, 2018 but that “exceptions may be made in limited circumstances when approved by the officers of the Company where it is not operationally possible or otherwise impracticable to prohibit new purchases by an account.”  Please revise the disclosure to provide examples of situations in which such exceptions may be made.

Response:  Such exceptions include purchases by a 401(k) plan or another investor subject to regulatory restrictions that would create a hardship if the Fund were closed to purchases for that investor.  The Registrant included this exception in the Plan in the event such circumstances were identified, but is not aware of any situation in which an exception would need to be granted.  Disclosure has been added to this effect.

Comment 19.  Page 4 of the Proxy Statement, under the heading “Board Approval and Recommendation,” states that “The Board considered the following factors, among others….”  Please revise the disclosure to state that “The Board considered the following material factors…” and either delete “among others” or clarify that the other factors were not material in nature.  Finally, please supplementally confirm that all material factors considered by the Board are listed.

Response:  Registrant confirms that all material factors considered by the Board are listed in the Proxy Statement.  Registrant has revised the disclosure to state that “The Board considered the following material factors ….”

Comment 20.  Under “Abstentions and Broker Non-Votes” on page 10 of the Proxy Statement, please include disclosure regarding how abstentions and broker non-votes will be treated for purposes of motions to adjourn the shareholder meeting.

Response:  The requested disclosure has been added.

Comment 21.  Item 22(a)(3)(i) of Schedule 14A requires that a proxy statement include the name and address of the Fund’s administrator.  Please include this information on page 11 of the Proxy Statement under the heading “Investment Adviser, Distributor and Other Service Providers” or, alternatively, supplementally confirm that the Fund does not have an administrator.

Response:  Registrant has revised the disclosure as requested.

*****

Please call me at 608.284.2232 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Leah N. Cry

Leah N. Cry

cc:  Vinita K. Paul, Heartland Group, Inc.

       Ellen R. Drought, Godfrey & Kahn, S.C.